10026248

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| SEC FILE NUMBER |
|---|
| 8-48389 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Kempen & Co. U.S.A., Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

747 Third Avenue
(No. and Street)

| New York | New York | 10017 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John McGowan — 212-376-0130
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name - *if individual, state last, first, middle name*)

| 100 Eagle Rock Avenue Suite 200 | East Hanover | New Jersey | 07936 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 17 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

**SEC 1410 (06-02)**

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 2/25

# OATH OR AFFIRMATION

I, John McGowan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Kempen & Co. U.S.A., Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EDWARD TORRADO
Notary Public, State of New York
No. 01TO6149081
Qualified in Queens County
Commission Expires July 3, 2010

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**KEMPEN & CO., USA, INC.**

TABLE OF CONTENTS

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

# INDEPENDENT AUDITORS' REPORT

To the Stockholder
Kempen & Co. U.S.A., Inc.

We have audited the accompanying statement of financial condition of Kempen & Co., U.S.A., Inc. as of December 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kempen & Co. U.S.A., Inc. as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Friedman LLP

February 8, 2010



100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

KEMPEN & CO. U.S.A., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 4,027,310 |
| Due from Parent | 2,818,292 |
| Fail to deliver | 217,380 |
| Property and equipment - at cost, net | 9,829 |
| Other assets | 141,270 |
| | $ 7,214,081 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | |
| **Liabilities** | |
| Accounts payable, accrued expenses and other liabilities | $ 29,486 |
| Due to customer | 217,380 |
| | 246,866 |
| Commitments | |
| **Stockholder's equity** | |
| Capital stock - $.01 par value; authorized - 1,000 shares, issued and outstanding - 1,000 shares | 10 |
| Additional paid-in capital | 3,263,979 |
| Retained earnings | 3,703,226 |
| | 6,967,215 |
| | $ 7,214,081 |

See notes to financial statements.

**KEMPEN & CO. U.S.A., INC.**

**STATEMENT OF INCOME**

**YEAR ENDED DECEMBER 31, 2009**

| | |
|---|---|
| **Revenues** | |
| Revenue - Parent | $ 2,020,542 |
| Interest income | 41,186 |
| | 2,061,728 |
| **Expenses** | |
| Compensation and benefits | 1,242,653 |
| Occupancy and equipment, net of sublease income | 146,166 |
| Communications | 192,613 |
| Professional and consulting fees | 110,878 |
| Depreciation and amortization | 6,604 |
| Other operating expenses | 225,427 |
| | 1,924,341 |
| Income before income taxes | 137,387 |
| Income taxes | 74,079 |
| **Net income** | $ 63,308 |

See notes to financial statements.

## KEMPEN & CO. U.S.A., INC.

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

## YEAR ENDED DECEMBER 31, 2009

| | Capital Stock at Par | Additional Paid-in Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|
| Balance at January 1, 2009 | $ 10 | $ 3,263,979 | $ 3,639,918 | $ 6,903,907 |
| Net income | -- | -- | 63,308 | 63,308 |
| Balance at December 31, 2009 | $ 10 | $ 3,263,979 | $ 3,703,226 | $ 6,967,215 |

See notes to financial statements.

## KEMPEN & CO. U.S.A., INC.

## STATEMENT OF CASH FLOWS

## YEAR ENDED DECEMBER 31, 2009

| | | |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income | $ | 63,308 |
| Adjustments to reconcile net income to net cash used in operating activities | | |
| Depreciation and amortization | | 6,604 |
| Changes in assets and liabilities | | |
| Due from Parent | | (1,349,642) |
| Due from customer | | 1,829,700 |
| Other assets | | 2,219 |
| Fail to deliver | | 73,259 |
| Fail to receive | | (1,829,700) |
| Accounts payable, accrued expenses and other liabilities | | 2,489 |
| Due to customer | | (73,259) |
| Net cash used in operating activities | | (1,275,022) |
| **Cash flows from investing activities** | | |
| Acquisition of property and equipment | | (979) |
| **Net decrease in cash and cash equivalents** | | (1,276,001) |
| **Cash and cash equivalents, beginning of year** | | 5,303,311 |
| **Cash and cash equivalents, end of year** | $ | 4,027,310 |
| **Supplemental cash flow disclosures** | | |
| Income taxes paid | $ | 52,598 |

See notes to financial statements.

## KEMPEN & CO. U.S.A., INC.

## NOTES TO FINANCIAL STATEMENTS

### 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Description of Business**
Kempen & Co. U.S.A., Inc. (the "Company"), is a wholly-owned subsidiary of Kempen & Co. N.V. (the "Parent") which is based in Amsterdam. The Company is a securities broker-dealer and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company acts as an agent for institutional customers in the purchase and sale of foreign securities. The Company executes all trades with its Parent and uses its Parent's facilities to clear such trades. Trades are settled on a delivery versus payment basis. The Parent produces research on approximately 75 large, mid, and small cap companies located in Belgium, Luxemborg and Netherlands comprising a wide range of sectors. The Parent also provides property research into approximately 50 European real estate companies in more than 11 European countries. The Company sells research products to its customers, acquires new clients and organizes corporate road shows to large institutional investors within the United States to facilitate their investment decisions.

**Use of Estimates**
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from those estimates.

**Concentrations of Credit Risk for Cash**
Cash balances in banks are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

**Cash and Equivalents**
Cash and cash equivalents include short-term, highly liquid investments with original maturities of three months or less and all money market accounts.

**Revenue Recognition**
The Company is remunerated for its activities based upon a cost plus mark-up percentage, which is established by an independent transfer pricing study. Revenue is recognized based upon the expenses incurred during the period, marked-up by 5% for the year ended December 31, 2009.

**Depreciation and Amortization**
Property and equipment are depreciated on a straight-line basis over their estimated useful lives. Leasehold improvements are amortized over the shorter of their estimated useful life or the length of the lease.

## 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

**Income Taxes**

The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax laws or rates.

**Subsequent Events**

These financial statements were approved by management and available for issuance on February 8, 2010. Management has evaluated subsequent events through this date.

## 2 - PROPERTY AND EQUIPMENT, AT COST

Property and equipment consist of the following:

| | |
|---|---|
| Office equipment | $ 179,658 |
| Furniture and fixtures | 54,944 |
| Leasehold improvements | 58,059 |
| | 292,661 |
| Less: Accumulated depreciation and amortization | 282,832 |
| | $ 9,829 |

## 3 - RELATED PARTY TRANSACTIONS

The Company's revenue is derived from the Parent for services provided to institutional investors in their sales district based upon a cost-plus transfer pricing study. The revenue is recorded at the Company's pretax expenses plus a markup percentage of 5% for the year ended December 31, 2009.

Due from Parent arises from the recording of revenue described above less the allocation of certain direct expenses from the Parent. The balance at December 31, 2009 is comprised of cash held in a bank account at an affiliate of the Parent totaling $2,605,412 and the balance is the current receivable.

## 4 - INCOME TAXES

The Company provides for Federal and state income taxes in accordance with current rates applied to accounting income before income taxes. Federal, state and local income tax returns for years prior to 2006 are no longer subject to examination by tax authorities. The provision for income taxes is as follows:

| | |
|---|---|
| Current – Federal | $ 45,703 |
| Current – State and City | 28,376 |
| | $ 74,079 |

Included in the provision for Federal income taxes is $12,828 relating to an examination of the 2007 Federal income tax return. There were no differences in 2009 giving rise to deferred income taxes.

## 5 - PROFIT-SHARING PLAN

The Company has a 401(k) plan, which covers substantially all of its full-time employees. The plan includes employee contributions and matching contributions by the Company subject to certain limitations. The aggregate contributions to the plan for the year ended December 31, 2009 were approximately $80,000.

## 6 - COMMITMENTS

The Company leases office space under a non-cancelable lease, which expires on June 30, 2010. The future minimum rental payment for this lease is $117,925.

Gross rent expense was $271,016 for the year ended December 31, 2009. In addition to base rent on its office facilities, the Company is required to pay its proportionate share of real estate taxes and operating expenses. The Company sublets office space on a month to month basis to a subtenant totaling approximately $144,000 in 2009.

## KEMPEN & CO. U.S.A., INC.

## NOTES TO FINANCIAL STATEMENTS

### 7 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At December 31, 2009 the Company had net capital of $3,997,824 which exceeded requirements by $3,897,824. The ratio of aggregate indebtedness to net capital was .06 to 1.

### 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

The Company is engaged in various brokerage activities whose counterparties are primarily institutions. In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the security underlying the contract at a loss.

## SUPPLEMENTARY INFORMATION

**Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934**

**As of December 31, 2009**

## SCHEDULE I

## KEMPEN & CO. U.S.A., INC.

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

## DECEMBER 31, 2009

| | | |
|---|---|---|
| **Computation of net capital** | | |
| Total stockholder's equity | $ | 6,967,215 |
| Deductions and/or charges | | |
| Non-allowable assets | | |
| Due from parent | | (2,818,292) |
| Fixed assets | | (9,829) |
| Other assets | | (141,270) |
| **Net capital** | $ | 3,997,824 |
| **Computation of aggregate indebtedness** | | |
| Accounts payable, accrued expenses and other liabilities includable in aggregate indebtedness | $ | 246,866 |
| **Aggregate indebtedness** | $ | 246,866 |
| **Computation of basic net capital requirement** | | |
| Minimum net capital required (6 2/3% of aggregate indebtedness) | $ | 16,458 |
| Minimum dollar requirement | | 100,000 |
| Net capital requirement (greater of minimum net capital or dollar requirement) | | 100,000 |
| **Excess net capital** | $ | 3,897,824 |
| **Excess net capital at 1000 percent** | $ | 3,973,137 |
| **Ratio: aggregate indebtedness to net capital** | | .06 to 1 |
| Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2009) | | |
| Net capital, as reported in Company's Part II (unaudited) Focus report. | $ | 3,997,824 |
| Increases (decreases) resulting from December 31, 2009 audit adjustments, net | | - |
| **Net capital, as included in this report** | $ | 3,997,824 |

**SCHEDULE II**

**KEMPEN & CO. U.S.A., INC.**

**STATEMENT REGARDING SEC RULE 15c3-3**
**DECEMBER 31, 2009**

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholder
Kempen & Co. U.S.A., Inc.

In planning and performing our audit of the financial statements of Kempen & Co. U.S.A., Inc. (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

Certified Public Accountants

East Hanover, New Jersey
February 8, 2010

**KEMPEN & CO. U.S.A., INC.**

**SECURITIES INVESTOR PROTECTION CORPORATION**
**FORM SIPC-7T**

**SEC FILE NO. 8-48389**

**NINE MONTHS ENDED DECEMBER 31, 2009**

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

**INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION**

To the Board of Directors of Kempen & Co. U.S.A., Inc.
747 Third Avenue, 22nd Floor
New York, NY 10017

In accordance with rule 17a-5(e) (4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the nine months ended December 31, 2009, which were agreed to by Kempen & Co. U.S.A., Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Kempen & Co. U.S.A., Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Kempen & Co. U.S.A., Inc.'s management is responsible for Kempen & Co. U.S.A., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the nine months ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the nine months ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

February 8, 2010

**KEMPEN & CO. U.S.A., INC.**

**SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION NINE MONTHS ENDED DECEMBER 31, 2009**

| Period Covered | Date Paid | Amount |
|---|---|---|
| General assessment reconciliation for the period April 1, 2009 to December 31, 2009 | | $ 3,603.64 |
| Payment schedule: | | |
| SIPC-4 assessment | 01/13/09 | 150.00 |
| SIPC-6 | 07/09/09 | 1,141.08 |
| SIPC-7T | 01/13/10 | 2,462.56 |
| Overpayment | | $ 150.00 |